Exhibit 97

Veeco Instruments Inc.

Compensation Recoupment Policy for Executive Officers
(as amended and restated, effective October 2, 2023)

1.	Background

The Board of Directors (the “Board”) of Veeco Instruments Inc. (the “Company”) previously determined that it was in the best interests of the Company and its shareholders to adopt, and has adopted and amended and restated from time to time, a policy to provide for the recovery of specified types and amounts of incentive compensation from certain of the Company’s executives in the event of the occurrence of identified accounting events (as in effect on the day immediately before the Effective Date of the amendment and restatement set forth herein , the “Legacy Policy”). In light of the recent adoption by the United States Securities and Exchange Commission (the “SEC”) of Rule 10D-1 (“Rule 10D-1”) under Section 10D of the Securities Exchange Act of 1934, as amended (“Section 10D” of the “Exchange Act”) and the concomitant adoption by The Nasdaq Stock Market (the “Nasdaq Market”) of Listing Rule 5608 (the “Listing Rule”) as part of its Listing Standards (the “Listing Standards”) to which the Company is subject, the Board now finds that it is in the best interests of the Company and its shareholders to amend and restate the Legacy Policy (as so amended and restated, the “Policy”). The Policy was developed to promote high standards of, and increase executive accountability for, honest and ethical business conduct and compliance with applicable laws, rules and regulations and to support high quality financial reporting, consistent with the actions of the SEC and Nasdaq Market. It is designed to comply with, and shall be interpreted and applied consistent with, Section 10D, Rule 10D-1, the Listing Rule and other Listing Standards as each is interpreted by the SEC and the Nasdaq Market (the “Guidance”) and with other applicable laws, rules, regulations and interpretations, as each is in effect from time to time. Capitalized terms used herein have the meanings ascribed to them in the text of this Policy or in the Glossary attached hereto and incorporated herein by reference.

2.	Administration

(a)This Policy shall be administered by the Compensation Committee of the Board, unless the Board (i) designates a different standing committee, or a newly designated committee, of the Board, in each case at least a majority of the members of which meet the definition of “Independent Director” under Rule 5605(a)(2) of the Listing Standards or (ii) elects to administer this Plan directly (the Board or such committee charged with administration of this Policy, the “Administrator”).

(b)The Administrator shall interpret and construe, and make all determinations necessary, appropriate or advisable, for the administration of, this Policy, consistent herewith, in each case to the extent permitted under the Listing Rule and in compliance with (or pursuant to an exemption from the application of) the Exchange Act, other applicable laws (including the Code) the Guidance and with any other applicable rule or regulation. Any determination made by the Administrator shall be final and binding on all persons affected thereby, including the Company, its affiliates, its shareholders and Executive Officers and no such determination shall be deemed a waiver of any rights the Company may have against any Executive Officer other than as set forth in this Policy.

(c)In the administration of this Policy, the Administrator is authorized and directed to consult with the full Board or such other committees of the Board including, without limitation, the Audit Committee and the Compensation Committee, or such individual Board members, as may be necessary or appropriate to assist the Administrator in addressing matters within the scope of such other committees’ or directors’ expertise, responsibility or authority. Subject to any limitation imposed by applicable law, the Administrator may authorize and empower any officer or employee of the Company to take any and all actions necessary or appropriate to carry out the purpose and intent of this Policy (other than with respect to any recovery under this Policy involving such officer or employee).

3.Scope
(a)This Policy applies to all Incentive-Based Compensation received by a person (i) after beginning service as an Executive Officer; (ii) who served as an Executive Officer at any time during the performance period for such Incentive-Based Compensation; (iii) while the Company had a class of securities listed on a national securities exchange; and (iv) during the three completed fiscal years immediately preceding the Accounting Restatement Date, including any transition period that results from a change in the Company’s fiscal year within or immediately following such three completed fiscal years, provided that a transition period between the last day of the Company’s previous fiscal year end and the first day of its new fiscal year that comprises a period of nine to twelve months shall be deemed a completed fiscal year.
(b) For purposes of this Section, Incentive-Based Compensation is deemed received in the Company’s fiscal period during which the Financial Reporting Measure specified in the Incentive-Based Compensation award is attained, even if payment or grant of the Incentive-Based Compensation occurs after the end of that period. For the avoidance of doubt, Incentive-Based Compensation that is subject to both a Financial Reporting Measure vesting condition and a service-based vesting condition shall be considered received when the relevant Financial Reporting Measure is achieved, even if the Incentive-Based Compensation continues to be subject to the service-based vesting condition.
4.Computation of Erroneously Awarded Compensation
(a)The amount of “Erroneously Awarded Compensation” subject to recovery, as determined by the Administrator, is the excess of Incentive-Based Compensation received by the Executive Officer over the amount of Incentive-Based Compensation that such Executive Officer would have received had such amount been determined based on the amounts reflected in the Accounting Restatement.
(b)Erroneously Awarded Compensation shall be computed by the Administrator without regard to any taxes paid by the Executive Officer in respect of such Erroneously Awarded Compensation.
(c)The amount of Erroneously Awarded Compensation based on (or derived from) the Company’s stock price or total shareholder return, where not subject to mathematical recalculation directly from the information in the applicable Accounting Restatement, shall be determined by the Administrator based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total shareholder return upon the Incentive-Based Compensation received. The Company shall maintain documentation of the determination of such reasonable estimate in the books and records of the Board and promptly shall provide a copy of such documentation to the Nasdaq Market.
5.Requirement to Recover Erroneously Awarded Compensation

In the event the Company is required to prepare an Accounting Restatement, the Company shall reasonably promptly recoup the amount of any Erroneously Awarded Compensation received by any Executive Officer in accordance with the terms of this Policy. Except as otherwise provided herein, the Company’s obligation to recover Erroneously Awarded Compensation is unconditional, not subject to the discretion of the Company, the Board or the Administrator and not dependent on particular factors or circumstances including, without limitation, whether or when the Company files financial statements reflecting the Accounting Restatement, or a finding of misconduct by the subject Executive Order or of the responsibility of such Executive Officer for the accounting error leading to the Accounting Restatement.

6.Recovery of Erroneously Awarded Compensation
(a)In the event of an Accounting Restatement, the Administrator shall promptly determine the amount of any Erroneously Awarded Compensation recoverable from each Executive Officer in connection with such Accounting Restatement and promptly thereafter provide each such Executive Officer with a written notice setting out the amount of Erroneously Awarded Compensation recoverable and a demand for repayment or return thereof.
(b)The Administrator shall determine, in its sole discretion, the timing and method for promptly recouping Erroneously Awarded Compensation, based on all relevant facts and circumstances and taking into account the time value of money and the cost to shareholders of delaying recovery, in compliance with (or pursuant to an exemption from the application of) Section 409A of the Code, the Exchange Act and other applicable law, the Guidance and with any other applicable rule or regulation. The method(s) selected by the Administrator may include, without limitation (i) seeking reimbursement of all or part of any cash or equity-based award; (ii) cancelling prior cash or equity-based awards, whether vested or unvested or paid or unpaid; (iii) cancelling or offsetting against any planned future cash or equity-based awards; (iv) forfeiture of deferred compensation; and (v) any other method permitted by applicable law or contract. Subject to compliance with any applicable law, the Administrator may effect recovery of Erroneously Awarded Compensation due hereunder from any amount otherwise payable to the Executive Officer, including amounts payable to such individual under any otherwise applicable Company plan or program, including base salary, bonuses or commissions and compensation previously deferred by the Executive Officer.

(c)To the extent that the Administrator determines that any method of recovery other than repayment by the Executive Officer in a lump sum in cash or property is appropriate, the Company shall offer to enter into a repayment agreement (in a form acceptable to the Administrator) with the Executive Officer. If the Executive Officer accepts such offer and executes the repayment agreement within thirty (30) days after such offer is extended, the Company shall countersign such repayment agreement. If the Executive Officer fails to sign the repayment agreement within such thirty (30)-day period, the Company’s offer to enter into such agreement shall expire and be void and without effect and the Executive Officer will be required to repay the Erroneously Awarded Compensation in a lump sum in cash (or such property with a value equal to such Erroneously Awarded Compensation as the Administrator agrees to accept) on or prior to the date that is one hundred twenty (120) days following the Restatement Date. For the avoidance of doubt, except as set forth in Section 6(d) below, in no event may the Company accept an amount that is less than the amount of Erroneously Awarded Compensation attributable to an Executive Officer as determined by the Administrator in satisfaction of such Executive Officer’s financial obligations hereunder.
(d)To the extent the Executive Officer has already reimbursed the Company for any Erroneously Awarded Compensation received under any duplicative recovery obligations established by the Company or applicable law, it is appropriate for any such reimbursed amount to be credited to the amount of Erroneously Awarded Compensation that is otherwise subject to recovery under this Policy.
(e)To the extent an Executive Officer fails to repay all Erroneously Awarded Compensation to the Company when due (as determined in accordance with Section 6(b) above), the Company promptly and diligently shall take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the applicable Executive Officer as soon as is practicable. In addition to the Erroneously Awarded Compensation determined to be due, the Executive Officer shall be required to reimburse the Company for any and all expenses (including legal fees and litigation expenses) reasonably incurred by the Company in recovering such amount of Erroneously Awarded Compensation.
(f)Notwithstanding anything herein to the contrary, the Company shall not be required to comply with Section 5 or this Section 6 if the Compensation Committee, if composed of Independent Directors, and if not so composed, a majority of the Company’s Independent Directors, determines that recovery would be impracticable and at least one of the following conditions is met:
(i)the direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered following a reasonable attempt to recover such Erroneously Awarded Compensation, in which case the Company shall document such reasonable attempt(s) to recover, and provide that documentation to the Stock Exchange;
(ii)recovery would violate home country law where that law was adopted prior to November 28, 2022, provided that, before determining that it would be impracticable to recover any amount of Erroneously Awarded Compensation based on violation of home country law, the Company has obtained an opinion of home country counsel, acceptable to the Nasdaq Market, that recovery would result in such a violation and a copy of the opinion is provided to the Nasdaq Market; or
(iii)recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of Section 401(a)(13) or Section 411(a) of the Internal Revenue Code or any successor thereto.
7.Other Recoupment Rights; Company Claims

The Board intends that this Policy be applied to the fullest extent permitted by applicable law. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights that may be available to the Company under applicable law, rule or regulation or pursuant to the terms of any other Company policy, any employment or equity award agreement, compensatory plan, agreement or other arrangement or to any other rights or remedies that may be available to the Company at law or in equity. Any such employment or equity award agreement, compensatory plan, or other agreement or arrangement with an Executive Officer shall be deemed to include, as a condition to the grant of any benefit thereunder, an agreement by the Executive Officer to abide by the terms of this Policy.

Nothing contained in this Policy, and no recoupment or recovery as contemplated hereby, shall limit any claims,

damages or other legal remedies the Company or any of its affiliates may have against an Executive Officer arising out of or resulting from any actions or omissions by such Executive Officer.

8.Prohibition on Indemnification of Executive Officers

Notwithstanding the terms of any indemnification or insurance policy or any contractual arrangement with any Executive Officer that may be interpreted to the contrary, the Company shall not indemnify any Executive Officer against (a) the loss of any Erroneously Awarded Compensation repaid or returned to or recovered by the Company pursuant to the terms of this Policy or (b) any claim relating to the Company’s enforcement of its rights under this Policy, in each case including any payment or reimbursement for the cost of third-party insurance purchased by any Executive Officer to fund potential repayment obligations under this Policy or legal and other expenses in connection with any action by the Company for repayment, return or recovery pursuant hereto.

9.Administrator Indemnification

No member of the Administrator, or of the Board who assists in the administration of this Policy, shall be personally liable for any action, determination or interpretation made with respect to this Policy and each such member shall be indemnified by the Company to the fullest extent permitted under applicable law and Company policy with respect to any such action, determination or interpretation. The foregoing sentence shall not limit any other rights to indemnification of the members of the Board under applicable law or Company policy.

10.Company Disclosure

The Company shall file such disclosures with respect to this Policy as are required by applicable law and the rules and regulations of the SEC and the Nasdaq Market, including the Listing Standards, in each case as in effect from time to time.

11.Effective Date; Retroactive Application

This Policy shall be effective as of October 2, 2023 (the effective date of the Listing Rule) (the “Effective Date”). This Policy shall apply to all Incentive-Based Compensation received by Executive Officers on or after the Effective Date, even if such Incentive-Based Compensation was approved, awarded, granted or paid to Executive Officer prior to the Effective Date.

12.Amendment; Termination

The Board may amend, modify, supplement, rescind or replace all or any portion of this Policy at any time and from time to time in its discretion, and shall amend this Policy as it deems necessary to comply with applicable law, rules or regulations, any amendment to the Listing Rule or any other rules or standards adopted by a Stock Exchange. Notwithstanding the foregoing, the Board shall not adopt any amendment, modification, recession, enforcement or termination if the effect thereof, taking into account any contemporaneous actions taken by the Company, would cause the Company to be in violation of any federal securities laws, SEC rule or regulation or rule or regulation of The Nasdaq Market.

13.Severability

To the extent that any provision of this Policy is found by a court of competent jurisdiction to be unenforceable or invalid under applicable law, such provision shall be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any legally required limitations.

14.Successors

This Policy shall be binding upon and enforceable against all Executive Officers and, to the extent required by applicable law, governmental rules or regulations and rules or regulations of the Nasdaq Market or any other national securities exchange on which the Company’s securities are listed, shall be binding upon and enforceable against their respective beneficiaries, permitted assigns, heirs, executors, administrators and other legal representatives.

15.Governing Law; Venue

This Policy and all rights and obligations hereunder are governed by and construed in accordance with the laws of the State of Delaware without regard to principles of conflicts of laws. All actions arising out of or relating to this Policy shall be heard and determined exclusively in the Court of Chancery of the State of Delaware and its related appellate courts or, if such court declines to exercise jurisdiction or if subject matter jurisdiction over the matter that is the subject of any such legal action or proceeding is vested exclusively in the U.S. federal courts, the U.S. District Court for the District of Delaware and its related appellate courts.

16.Acknowledgement

Each Executive Officer shall, within forty-five (45) days following the later of (i) the Effective Date of this Policy or (ii) the date such Executive Officer first becomes an Executive Officer, sign, date and return to the Company the Acknowledgement Form attached hereto as Exhibit A. For the avoidance of doubt, failure to execute and return the Acknowledgement Form shall not affect the enforceability of this Policy as to an Executive Officer.

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Glossary

“Accounting Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

“Accounting Restatement Date” means the earlier to occur of (i) the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if the Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare an Accounting Restatement; and (ii) the date a court, regulator, or other legally authorized body directs the Company to prepare an Accounting Restatement.

“Administrator” has the meaning given in Section 2(a) of the Policy.

“Board” means the Board of Directors of the Company.

“Company” means Veeco Instruments Inc., a Delaware corporation.

“Code” means the U.S. Internal Revenue Code of 1986, as amended, and regulations thereunder, or any successor thereto.

“Erroneously Awarded Compensation” means, in the event of an Accounting Restatement, the amount of Incentive-Based Compensation previously received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts in such Accounting Restatement, and must be computed without regard to any taxes paid by the relevant Executive Officer; provided, however, that for Incentive-Based Compensation based on stock price or total stockholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in an Accounting Restatement: (i) the amount of Erroneously Awarded Compensation must be based on a reasonable estimate of the effect of the Accounting Restatement on the stock price or total stockholder return upon the Incentive-Based Compensation received; and (ii) the Company must maintain documentation of the determination of that reasonable estimate and provide such documentation to the Stock Exchange.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and in effect from time to time.

“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policy-making functions for the Company. An executive officer of the Company’s parent or subsidiary is deemed an “Executive Officer” if the executive officer performs such policy making functions for the Company.

“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measure that is derived wholly or in part from such measure; provided, however, that a Financial Reporting Measure is not required to be presented within the Company’s financial statements or included in a filing with the SEC to meet the definition of a “Financial Reporting Measure.” For purposes of this Policy, “Financial Reporting Measure” includes, but is not limited to, stock price and total shareholder return.

“Guidance” means Section 10D, Rule 10D-1, the Listing Rule and other Listing Standards as each is interpreted by the SEC and the Nasdaq Market, as applicable to the Company and the Policy.

“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.

“Legacy Policy” has the meaning given in Section 1 of the Policy.

“Listing Rule” means Listing Rule 5608 of the Listing Standards.

“Listing Standards” means the Listing Standards promulgated by the Nasdaq Market, as in effect from time to time.

“Policy” means the Company’s Compensation Recoupment Policy for Executive Officers as in effect on and after the Effective Date, as it may thereafter be amended or restated from time to time. “Rule 10D-1” means Rule 10D-1 promulgated by the SEC under Section 10D of the Exchange Act, as in effect from time to time.

“Nasdaq Market” means The Nasdaq Stock Market or any successor thereto.

“SEC” means the United States Securities and Exchange Commission or any successor agency thereto.

“Section 10D” means Section 10D of the Exchange Act, as in effect from time to time.

“Stock Exchange” means the national stock exchange (including the Nasdaq Market) on which the Company’s common stock is listed at a specified time.

2

Exhibit A

Veeco Instruments Inc.

Compensation Recoupment Policy for Executive Officers

Acknowledgement

Capitalized terms used in this Acknowledgement and not otherwise defined have the meanings ascribed to them in the text of the Veeco Instruments Inc. Compensation Recoupment Policy for Executive Officers (“Policy”) of which this Acknowledgement is a part.

By signing this Acknowledgement, the undersigned acknowledges and confirms that:

(1)	I have read and understand the Policy and have consulted with counsel of my choosing to the extent I have elected to do so;
(2)	I am subject to the Policy and will continue to be subject to it both during and after my employment with the Company and agree to abide by the terms of the Policy both during and after such employment;
(3)	In the event of a determination by the Administrator that any amounts granted, awarded, earned or paid to me under any employment agreement to which I am a party, or under Company compensation plan, program, agreement or arrangement constitute Erroneously Awarded Compensation subject to forfeiture, reimbursement or return to the Company, I will promptly effect such forfeiture, reimbursement or return as required and in a manner permitted by the Policy and in accordance with the Administrator’s determination; and
(4)	In the event of any inconsistency between the Policy and the terms of any employment agreement to which I am a party, or the terms of any Company compensation plan, program, agreement or arrangement under which any compensation has been granted, awarded, earned or paid to me, the terms of the Policy shall govern.

Signature

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Date